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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of April, 2004 (Report No. 1)
Commission File Number 0-29742

RETALIX LTD.
(Formerly Point of Sale Ltd.)
(Translation of registrant's name into English)

10 Zarhin Street, Ra'anana 43000, Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐        No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

The contents of Exhibits 23.1, 23.2, 23.3, 23.4, 23.5, 23.6, 23.8, 99.1 and 99.2 to this Report on Form 6-K are hereby incorporated by reference into: (i) the Registrant's Registration Statement on Form S-8, Registration No. 333-09840; (iii) the Registrant's Registration Statement on Form S-8, Registration No. 333-12146; (iii) the Registrant's Registration Statement on Form S-8, Registration No. 333-14238; and (iv) the Registrant's Registration Statement on Form S-8, Registration No. 333-109874.

The contents of Exhibits 23.1, 23.2, 23.3, 23.4, 23.5, 23.6, 23.7, 23.8, 99.1 and 99.2 to this Report on Form 6-K are hereby incorporated by reference into the Registrant's Registration Statement on Form F-3, Registration No. 333-110681.

CONTENTS

This report on Form 6-K of the Registrant consists of the following documents, which are hereby attached hereto and incorporated by reference herein:

23.1	Consent of Kesselman & Kesselman, in connection with their report dated March 31, 2004.
23.2	Consent of Nation Smith Hermes Diamond, in connection with their report dated February 5, 2002.
23.3	Consent of Nation Smith Hermes Diamond, in connection with their report dated February 1, 2003.
23.4	Consent of Nation Smith Hermes Diamond, in connection with their report dated March 31, 2004.
23.5	Consent of Flagel, Huber, Flagel & Co., in connection with their report dated January 18, 2002.
23.6	Consent of Kost Forer Gabbay & Kasierer, in connection with their report dated March 31, 2004.
23.7	Consent of Deloitte & Touche LLP, in connection with their report dated February 27, 2004.
23.8	Consent of Grossman Yanak & Ford LLP, in connection with their report dated January 16, 2002.
99.1	Management's Discussion and Analysis of Financial Condition and Results of Operations of the Registrant at and for the period ended December 31, 2003.
99.2	Consolidated Financial Statements of the Registrant as of December 31, 2003 and 2002 and for the three year period ended December 31, 2003.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RETALIX LTD. (Registrant)
Date: April 13, 2004	By:	/s/ GUY GERI Guy Geri, Controller

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SIGNATURES